UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LBI Media Holdings, Inc.

File No. 333-110122 - CF#26881

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       LBI Media Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 16, 2011.

       Based on representations by LBI Media Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through March 18, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                       Kathleen Krebs
                       Special Counsel